Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Successor				Predecessor
	Year Ended June 30, 2010		Year Ended June 30, 2009	Period August 15, 2007 through June 30, 2008	Period July 1, 2007 through August 14, 2007
Earnings:
Income (loss) from continuing operations before income taxes	$(11,449)		$(92,020)	$(139,531)	$(21,239)
Add: fixed charges	86,713		86,277	76,810	584
Total adjusted earnings (loss)	$75,264		$(5,743)	$(62,721)	$(20,655)

Fixed Charges:
Interest expense	$79,177		$79,052	$71,144	$58
Amortization of deferred financing costs	4,771		4,771	3,514	217
Rentals at computed interest factor (1)	2,765		2,454	2,152	309
Total fixed charges	$86,713		$86,277	$76,810	$584

Ratio of Earnings to Fixed Charges*	0.9	x	*	*	*

(1)	Amounts represent one-third of rent expense, which we believe to be representative of the interest factored in these rentals.

* The deficit of earnings to fixed charges was 11.4 million for the year ended June 30, 2010, $92.0 million for the year ended June 30, 2009, $139.5 million for the period August 15, 2007 through June 30, 2008 and $21.2 million for the period July 1, 2007 through August 14, 2007.